SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- )

On October 26, 2006, ICOS Vision Systems Corporation N.V. (the “Company”) provided formal notice to the Nasdaq Stock Market of the Company’s intention to delist voluntarily the Company’s common stock from the Nasdaq Global Market effective as of the start of trading on November 16, 2006. The Company also issued a press release on October 26, 2006 relating to its intention to delist. A copy of the press release is attached hereto as Exhibit 1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 26, 2006	By:	/s/ Anton DeProft
	Name: Title:	Anton DeProft President

[ICOS Logo Appears Here]

Contact:

ICOS Vision Systems Corporation NV Tel: 32 16 398 295 Investor.relations@icos.be	Lippert/Heilshorn & Associates, Inc. 212-838-3777 jburfening@lhai.com

ICOS Vision Systems announces decision to voluntarily delist its common shares from the NASDAQ Global Market and terminate its U.S. SEC registration of those shares

EURONEXT Brussels listing remains unchanged

Leuven, Belgium – October 26, 2006—ICOS Vision Systems Corporation NV (NASDAQ and Euronext: IVIS), a world leader in vision solutions, announced today its intent to voluntarily delist its common shares from the NASDAQ Global Market and terminate its U.S. SEC registration of those shares.

ICOS has given notice today to NASDAQ that it intends to delist the company’s common shares. Pursuant to this notice, the Company intends to file a further notice with the U.S. SEC on or about November 6, 2006 to remove the Company’s common shares from listing. The removal of the shares from listing should be effective 10 days after the filing of the notice with the SEC. According to this schedule, the last day of trading for the ICOS common shares on NASDAQ will be Wednesday November 15, 2006. Concurrent with the NASDAQ delisting, ICOS also intends to file notice with the SEC to terminate the registration of its common shares under the U.S. Securities Exchange Act of 1934 and to suspend its duties to file reports with the SEC. As ICOS has fewer than 300 stockholders of record, ICOS’ obligation to file reports with the SEC should be suspended immediately upon the delisting of the common shares.

The delisting and termination of the U.S SEC registration for ICOS’ common shares will not affect the Company’s listing on Euronext Brussels, where the Company’s common shares are listed and where they will continue to trade after the Nasdaq delisting becomes effective. Shares purchased through NASDAQ are and will continue to be tradeable on Euronext.

For the past several years, the principal trading market for ICOS’ shares has been Euronext Brussels. The Company estimates that during the last year, over 90 % of the trading volume in the Company’s shares took place over Euronext Brussels. As a result, ICOS’ board of directors has concluded that the increased costs of maintaining the Company’s listing and registration in the US and complying with SEC reporting and other applicable US obligations, is disproportionate to the benefits obtained by the Company and its shareholders as a whole. The board believes that the resulting cost savings and management time that is freed up to concentrate on other business aspects will benefit the Company and its shareholders, while the continued trading of the Company’s shares on Euronext Brussels should continue to provide liquidity to its shareholders and access to capital for the Company.

ICOS’ board of directors points out that ICOS will continue to be subject to European and Belgian laws applicable to publicly listed companies, including the Euronext rules. ICOS will continue to maintain its high standards of corporate governance, with particular reference to the Belgian Code of Corporate Governance.

ICOS will continue to report its financial statements for the fourth quarter 2006 and the full year 2006 according to USGAAP. It will report its interim financial statements for the first time according to IFRS over the first quarter of 2007.

A list of frequently asked questions in respect of the NASDAQ delisting will be posted on our website www.icos.be.

About ICOS

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Leuven, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking information that involves risks and uncertainties, including statements regarding the Company’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding: the Company’s plans to voluntarily delist its common shares from the NASDAQ Global Market and terminate its U.S. SEC registration of those shares; the Company’s plans to file notices in connection therewith; and the Company’s expectation that, because it believes the Company has fewer than 300 stockholders of record, ICOS’ obligation to file reports with the SEC should be suspended immediately upon the delisting of its common shares. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that the U.S. Securities and Exchange Commission or Nasdaq may delay the delisting or deregistration processes, the risk that the Company may not have fewer than 300 stockholders of record and, therefore, its obligation to file reports with the SEC would not be suspended immediately upon the delisting of the Company’s common shares, and other risks referred to in the Company’s most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.